

November 25, 2013

Via E-mail
Benjamin S. Miller
Fundrise 1539 7th Street NW, LLC
Fundrise Manager 1539 7th Street NW, LLC
7400 Beaufont Springs Drive, Suite 300
North Chesterfield, VA 23225

> **Re:** **Fundrise 1539 7th Street NW, LLC**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed November 15, 2013**
> **File No. 024-10360**

Dear Mr. Miller:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Item 4. Jurisdictions in Which Securities Are to be Offered

1. We note your disclosure in (b) that the securities will be offered by the Manager. Please revise to clarify that Benjamin Miller and Daniel Miller, the co-managers of your Manager, will offer the units in connection with the offering as provided on page 41 or advise.

General Repurchase Right, page 4

2. We note your response to comment 1 of our comment letter dated November 12, 2013. Please revise to clarify, if true, that Class A Members will be entitled to the residual after Class C and B Member Units are repurchased and that you will only commence a repurchase if you have enough cash to fully fund such action or advise. Also, please revise throughout to ensure that your explanation of the repurchase right is consistent.

For example only, please refer to the disclosure regarding the general repurchase right on page 40.

Asset Management Fee, page 20

3.   Please revise to clarify if the reference to "adjusted capital balances" refers to the same capitalized term used throughout this document. If so, please tell us why that is synonymous with "cash investment."   In addition, please revise your disclosure to explain whether, each month, the asset management fee is calculated based on the capital balances of the members as of a particular date.

Development Fee (recurring monthly), page 20

4.   Please revise your disclosure to clarify which of the identified expenses, the 5% of total development costs, which include the acquisition cost of the property, the reimbursement for hourly staff time, or both, recur monthly. In addition, please revise to identify the costs that will be included in the total development costs and to explain whose hourly time is being reimbursed. Please also clarify what the $5,071.85 represents.

Leasing Fee, page 21

5.   Please revise your disclosure to include a discussion of when the leasing fee will be incurred and paid, as noted in your response to comment 4.

Preferred Return, page 29

6.   Please revise your disclosure to incorporate your response to comment 5.

Plan of Distribution, page 41

7.   In your response to comment 6 you explained that Daniel Miller is an associated person of a broker-dealer. Based on this explanation, it appears that Daniel Miller is unable to rely upon Rule 3a4-1 under the Securities Exchange Act when selling your securities. Please revise your disclosure as appropriate or advise. In addition, please revise your disclosure of Daniel Miller's business experience on page 33 to include his role with the broker-dealer as required by Item 401(e)(1) of Regulation S-K or advise.

8.   In your response to comment 6 you indicate that Benjamin Miller will rely on the safe harbor in Rule 3a4-1(a)(4)(iii) under the Securities Exchange Act in his participation in the sale of the units because his activity in connection with the sales will be entirely passive. However, we also note that Benjamin Miller has engaged in interviews with the media regarding Fundrise. Please explain how this activity is consistent with Rule 3a4-1(a)(4)(iii) or revise your disclosure as appropriate.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request qualification of the offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, qualify the filing, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in qualifying the filing, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Regulation A regarding requests for qualification. We will consider a written request for qualification of the offering statement as confirmation of the fact that those requesting qualification are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification of the offering statement.

You may contact Kristi Marrone at (202) 551-3429 or Eric McPhee at (202) 551-3693 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlichstein at (202) 551-3789 or me at (202) 551-3386 with any other questions.

Sincerely,

/s/ Duc Dang

Duc Dang
Special Counsel

cc: Bjorn Hall, Esq. (Via E-mail)
        Max Kirschenbaum (Via E-mail)